EXHIBIT 12

BAY VIEW CAPITAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended

	6/30/2002	6/30/2001

Earnings:
Earnings (loss) before income tax expense (benefit)	2,832	(162,805)
Add:
Interest on advances and other borrowings	16,253	37,527
Interest component of rental expense	1,065	1,122

Earnings before fixed charges excluding interest on customer deposits	20,150	(124,156)
Interest on customer deposits	28,531	83,374

Earnings before fixed charges	48,681	(40,782)

Fixed Charges:
Interest on advances and other borrowings	16,253	37,527
Interest component of rental expense	1,065	1,122

Fixed charges excluding interest on customer deposits	17,318	38,649
Interest on customer deposits	28,531	83,374

Total fixed charges	45,849	122,023

Ratio of earnings to fixed charges including interest on customer deposits	1.06	(0.33)
Ratio of earnings to fixed charges excluding interest on customer deposits	1.16	(3.21)